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                                                                    EXHIBIT 99.1


                                     LOGO
                           LAM RESEARCH CORPORATION
                             4650 CUSHING PARKWAY
                           FREMONT, CALIFORNIA 94538
                                                                   July 7, 1997

Dear Stockholder:

  You are cordially invited to attend a special meeting ("Lam Special Meeting") of the stockholders of Lam Research Corporation ("Lam") to be held at the offices of Lam, 4650 Cushing Parkway, Fremont, California, on August 5, 1997, at 2:00 p.m., local time. At the Lam Special Meeting, you will be asked to consider and vote on, (i) a proposal (the "Share Issuance") to approve the issuance of shares of common stock of Lam, par value $0.001 per share ("Lam Common Stock") pursuant to an Agreement and Plan of Merger dated as of March 24, 1997 (the "Merger Agreement"), pursuant to which OnTrak Systems, Inc. ("OnTrak") will be acquired by Lam by means of a merger (the "Merger") of Omega Acquisition Corporation, a wholly-owned subsidiary of Lam, with and into OnTrak, resulting in OnTrak becoming a wholly-owned subsidiary of Lam; (ii) a proposal to approve and adopt the Lam Research Corporation 1997 Stock Incentive Plan (the "Lam 1997 Stock Plan"); (iii) a proposal to amend the Certificate of Incorporation of Lam (the "Certificate") to eliminate stockholder action by written consent (the "Written Consent Amendment"); and
(iv) a proposal to amend the Certificate to eliminate cumulative voting in the election of members of the Board of Directors (the "Cumulative Voting Amendment" and together with the Written Consent Amendment, the "Certificate of Incorporation Amendments").

  The Merger Agreement provides for the conversion and exchange of each outstanding share of common stock of OnTrak, par value $0.0001 per share ("OnTrak Common Stock"), into 0.83 of a share of Lam Common Stock subject to the following adjustment (the "Exchange Ratio"). If the average of the daily closing sale prices per share of the Lam Common Stock as reported on the Nasdaq National Market on the ten trading days ending the eighth trading day preceding the special meeting of stockholders of OnTrak (the "Lam Closing Value") falls below certain thresholds specified in the Merger Agreement, then Lam may elect to adjust the Exchange Ratio to that number of shares of Lam Common Stock equal to $24.90 divided by the Lam Closing Value. If Lam determines not to adjust the Exchange Ratio in those circumstances, then OnTrak has the option to terminate the Merger Agreement. If adjusted, the Exchange Ratio will be fixed prior to the Lam Special Meeting and the special meeting of stockholders of OnTrak. Stockholders may ascertain whether Lam has adjusted the Exchange Ratio or whether OnTrak has terminated the Merger Agreement by phoning 1-888 LAM-TRAK or logging onto the World Wide Web at http://www.lamrc.com at any time after July 25, 1997. If, subsequent to the mailing of the Proxy Card, you wish to revoke or change your vote, you may do so by phoning 1-888-LAM-TRAK or logging onto the World Wide Web at http://www.lamrc.com at any time after July 25, 1997, and following the instructions provided by the messages thereon.

  Following the Merger, based on the number of shares of Lam Common Stock and OnTrak Common Stock outstanding as of March 31, 1997, and an Exchange Ratio of
0.83 of a share of Lam Common Stock for each share of OnTrak Common Stock, the former stockholders of OnTrak will hold approximately 6,422,165 shares, or 17.3% of Lam Common Stock. In addition, each outstanding option or right to purchase OnTrak Common Stock under OnTrak's stock option and stock purchase plans will be assumed by Lam and will be converted into an option or right to purchase Lam Common Stock, with appropriate adjustments, based upon the Exchange Ratio, made to the number of shares issuable under the option and to the exercise or purchase price per share of each option or right. On June 25, 1997, the last practicable date prior to printing of the Joint Proxy Statement/Prospectus, the last sale prices of Lam Common Stock and OnTrak Common Stock as reported on the Nasdaq National Market, were $35.75 and $28.75, respectively.
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  Pursuant to the Merger Agreement, an Office of the Chairman will be created at Lam and will include James W. Bagley, currently the Chairman and Chief Executive Officer at OnTrak, and me. I will be the Chairman of the Board, and as contemplated by the Merger Agreement, Lam will enter into an employment agreement with Mr. Bagley pursuant to which he will serve as Chief Executive Officer of Lam. In addition, the Lam Board of Directors will be expanded and Mr. Bagley and Richard J. Elkus, Jr., currently directors of OnTrak, will be appointed to the Board of Directors of Lam.

  In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus and a Proxy Card. In addition to describing the terms and conditions of the Merger Agreement, the enclosed Joint Proxy Statement/Prospectus sets forth information, including summary financial data, about Lam and OnTrak. The complete text of the Merger Agreement appears as Annex A to the Joint Proxy Statement/Prospectus. Please carefully review all of these materials and consider the information contained in them. Your vote on the Share Issuance is important.

  Approval of each of the Share Issuance and the Lam 1997 Stock Plan requires the affirmative vote of the majority of the total votes cast in person or by proxy at the Lam Special Meeting. Approval of each of the Written Consent Amendment and the Cumulative Voting Amendment requires the affirmative vote of the holders of a majority of the outstanding shares of Lam Common Stock.

  AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE SHARE ISSUANCE AND THE LAM 1997 STOCK PLAN, AND THE CERTIFICATE OF INCORPORATION AMENDMENTS, AND HAS CONCLUDED THAT APPROVAL AND ADOPTION OF THESE PROPOSALS ARE IN THE BEST INTERESTS OF LAM AND ITS STOCKHOLDERS. YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR APPROVAL OF THE SHARE ISSUANCE, FOR APPROVAL AND ADOPTION OF THE LAM 1997 STOCK PLAN AND FOR APPROVAL OF THE CERTIFICATE OF INCORPORATION AMENDMENTS.

  Stockholders are urged to review carefully the information contained in the accompanying Notice of Special Meeting and Joint Proxy Statement/Prospectus, including in particular the information under the captions "Risk Factors," "Lam Special Meeting--Recommendations of Lam Board of Directors," "The Merger and Related Transactions--Joint Reasons For the Merger," "--Lam's Reasons For the Merger" and "--Material Contacts and Board Deliberations" prior to making any voting decision in connection with their Lam Common Stock.

  Regardless of the size of your holdings, it is important that your shares be voted at the Lam Special Meeting. All stockholders are invited to attend the Lam Special Meeting in person. Whether or not you plan to attend the Lam Special Meeting in person, please complete, sign and promptly return the enclosed Proxy Card in the enclosed postage-prepaid envelope to assure representation of your shares. You may revoke your proxy at any time before it has been voted, and if you attend the Lam Special Meeting you may vote in person even if you have previously returned your Proxy Card. Your prompt cooperation will be greatly appreciated.

                                          Sincerely,

                                          /s/Roger D. Emerick
                                          Roger D. Emerick
                                          Chairman of the Board and Chief
                                           Executive Officer

                YOUR PROXY IS IMPORTANT--PLEASE VOTE PROMPTLY.